SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2012
Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Net Serviços de Comunicação S.A. Corporate Taxpayer ID (CNPJ/MF): 00.108.786/0001 -65 Company Registry (NIRE): 35.300.177.240 Publicly-Held Company Rua Verbo Divino nº 1.356 - 1º andar, São Paulo-SP

SPECIAL MEETING OF HOLDERS OF OUTSTANDING PUBLICLY-HELD SHARES

CALL NOTICE

The holders of outstanding publicly-held shares issued by NET SERVIÇOS DE COMUNICAÇÃO S.A. (“Company”) are hereby invited by the Board of Directors to attend the special shareholders’ meeting of holders of outstanding publicly-held shares (the “Special Meeting”) to be held on July 17, 2012, at 11 a.m. at the Company’s headquarters located at Rua Verbo Divino, nº 1.356, 1º andar, in the city and state of São Paulo, to resolve on items on the following AGENDA:

a)   To consider the preparation of a new valuation of the Company’s shares within the unified tender offer for all common and preferred shares issued by the Company, to be launched jointly by Embratel Participações S.A. and its subsidiaries, Empresa Brasileira de Telecomunicações S.A. - EMBRATEL and GB Empreendimentos e Participações S.A. (the “Offer”), in accordance with Article 4-A of Law 6404/76 and Article 24 of the Brazilian Securities and Exchange Commission (CVM) Rule 361/02;

b)   If applicable, to hire an appraiser, qualified as provided in CVM Rule 361/02, for the preparation of report for the new valuation of the Company’s shares;

c)    If applicable, to analyze the fees of the appraiser; and

d)   If applicable, to establish a fixed time period for the appraiser to present a new valuation report, as provided in Paragraph 3, Article 24 of CVM Rule 361/02.

Those interested in nominating an appraiser shall deliver, by no later than July 13, 2012, at least the information about the proposed appraiser required by Law 6404/76, CVM Rule 361/02 and Annex 21 of CVM Rule 481/11, to the Company’s Investor Relations Officer.

The appraiser for the preparation of the valuation report must meet the minimum qualifications required by Paragraph 1, Article 8 of CVM Rule 361/02.

Banco BTG Pactual S.A., the appraiser responsible for the first valuation report of the Company’s shares, confirmed that its representatives will attend the Special Meeting.

All documents related to the matters to be decided at the Special Meeting are available at the Company’s headquarters, on its Investor Relations website (http://ri.netservicos.com.br) and on the website of CVM ( www.cvm.gov.br).

Any shareholder with shares held in custody wishing to participate in the Special Meeting must submit a statement issued by the custody agent before July 13, 2012 that substantiates its status as a shareholder.

Shareholders wishing to be represented by proxy at the Special Meeting must comply with the provisions set forth in Article 126 of Law 6404/76.

São Paulo, June 27, 2012

Oscar Von Hauske Solis – Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 27, 2012

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ José Antonio Guaraldi Félix
José Antonio Guaraldi Félix CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.